April 7, 2021

Via EDGAR

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Laura Crotty
Christine Westbrook
Christine Torney
Kevin Vaughn

	Re:	LumiraDx Limited Application for Withdrawal on Form RW for Registration Statement on Form F-1 (File No. 333-252174)

Ladies and Gentlemen:

LumiraDx Limited (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Company’s Registration Statement on Form F-1 (File No. 333-252174), filed with the Securities and Exchange Commission (the “SEC”) on January 15, 2021, together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn effective immediately. The Registration Statement has not been declared effective by the SEC and no securities have been issued or sold under the Registration Statement.

Pursuant to Rule 418, the Company requests that all materials provided supplementally to the Staff be returned to the Company. In addition, the Company requests that the original transmittal letters, any memoranda, notes, correspondence, or other writings made by any member or employee of the SEC relating to any of the foregoing documents or any conference or telephone call with respect thereto, or copies or extracts of any of the foregoing, also be returned to the Company.

The Company is applying for withdrawal of the Registration Statement because the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 6, 2021, by and among the Company, CA Healthcare Acquisition Corp., a Delaware corporation and special purpose acquisition company (“CAH”), and LumiraDx Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company. Upon approval of the shareholders of CAH and the Company, consummation of the transactions contemplated by the Merger Agreement and the other agreements signed by the Company in connection therewith, CAH will become a wholly-owned subsidiary of the Company and the current security holders of CAH will become security holders of the Company. The Company intends to apply for listing, to be effective at the closing of the transactions contemplated by the Merger Agreement, of its common shares and warrants to be issued in accordance with the terms of the Merger Agreement on the Nasdaq Stock Market LLC.

Accordingly, the Company applies for withdrawal of the Registration Statement and requests that the SEC consent thereto. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Should you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Paul R. Rosie of Goodwin Procter LLP at (617) 570-1724. Thank you for your assistance.

Very truly yours,

By:	/s/ Ron Zwanziger
Ron Zwanziger
Chief Executive Officer

cc:	Veronique Ameye, Executive Vice President and General Counsel, LumiraDx Limited
Edwin M. O’Connor, Esq., Goodwin Procter LLP